UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     Form 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                                                 Commission File Number: 1-15126


                               INNOGY HOLDINGS PLC
             (Exact name of registrant as specified in its charter)


                           Windmill Hill Business Park
                                  Whitehill Way
                       Swindon, Wiltshire SN5 6PB, England
                                +44 1793 877 777
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


Ordinary Shares of 10 pence each of INNOGY HOLDINGS PLC and American Depositary Shares, each representing 10 Ordinary Shares of INNOGY HOLDINGS PLC and evidenced by American Depositary Receipts
            (Title of each class of securities covered by this Form)


                                      None
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)       [ ]       Rule 12h-3(b)(1)(ii)           [ ]
   Rule 12g-4(a)(1)(ii)      [ ]       Rule 12h-3(b)(2)(i)            [X]
   Rule 12g-4(a)(2)(i)       [X]       Rule 12h-3(b)(2)(ii)           [ ]
   Rule 12g-4(a)(2)(ii)      [ ]       Rule 15d-6                     [ ]
   Rule 12h-3(b)(1)(i)       [ ]


Approximate number of holders of record as of the certification or notice date:
There are 291 holders of record with respect to the ADSs and one holder of record with respect to the Ordinary Shares.


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Pursuant to the requirements of the Securities Exchange Act of 1934, INNOGY
HOLDINGS PLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                               INNOGY HOLDINGS PLC


Date: July 31, 2002                            By: /s/ Mike Bowden
                                                  ------------------------------
                                                   Name:  Mike Bowden
                                                   Title: Company Secretary &
                                                          Managing Director,
                                                          Corporate Services